Exhibit 99.1

2020 Robert-Bourassa Blvd.

Suite 200

Montreal, Québec

Canada, H3A 2A5

August 23, 2024

To Our Shareholders:

On behalf of the Board of Directors of Birks Group Inc. (the “Company”), I cordially invite you to attend the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Thursday, September 19, 2024, at 9:00 a.m. (Eastern Time). A notice of the Meeting, form of proxy and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting in person, even if you have previously returned your form of proxy, you may revoke your proxy at that time and vote by following the procedures set forth in the management proxy circular.

We look forward to our Meeting on September 19.

Yours truly,

/s/ Niccolò Rossi di Montelera
Niccolò Rossi di Montelera
Executive Chairman of the Board

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

To be held on Thursday, September 19, 2024

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of BIRKS GROUP INC. (the “Company”) will be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Thursday, September 19, 2024, at 9:00 a.m. (Eastern Time), for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 30, 2024, together with the auditors’ report thereon;

(2)	electing a board of eight directors to serve until the next annual meeting of shareholders;

(3)	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

(4)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on July 26, 2024 will be entitled to vote at the Meeting.

By Order of the Board of Directors,

/s/ Miranda Melfi
Miranda Melfi
Vice President, Human Resources,
Chief Legal Officer & Corporate Secretary

Montreal, Québec – August 23, 2024

SHAREHOLDERS ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL MEETING IN PERSON, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 19, 2024

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about August 23, 2024, is furnished in connection with the solicitation by management of Birks Group Inc. (the “Company”), whose principal executive office is located at 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, of proxies to be used at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 19, 2024 at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of the Annual Meeting of Shareholders, and the enclosed proxy, will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the primary use of mail, the Company’s employees may also solicit proxies personally, by telephone or other means of telecommunications. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Inc. to assist it in soliciting proxies for an anticipated fee of US$6,000 (approximately $8,200 in Canadian dollars) plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing.

References

Unless the context otherwise requires, the terms “Birks Group” and the “Company” are used in this Circular to refer to Birks Group Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, (i) the term “Mayors” refers to Mayor’s Jewelers, Inc. and its wholly-owned subsidiary, Mayor’s Jewelers of Florida, Inc., which entities were sold by the Company to a third party on October 23, 2017 (the “Mayors Transaction”). The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks Group prior to the merger.

Unless otherwise indicated, all monetary references in this Circular are denominated in Canadian dollars; references to “dollars” or “$” are to Canadian dollars and references to “US$” or “US dollars” are to US dollars.

Within this Circular, the Company’s fiscal years ended, March 26, 2022, March 25, 2023 and March 20, 2024 are referred to as fiscal year 2022, 2023 and 2024 respectively. The Company’s fiscal year ends on the last Saturday in March of each year. Fiscal years ended 2022 and 2023 each consisted of 52 weeks (reported in four 13-week periods) whereas the fiscal year ended 2024 consisted of 53 weeks (reported in three 13-week periods and one 14-week period).

The information and documents on the Company’s website do not form part of this Circular and are not incorporated by reference.

Appointment of Proxyholders and Revocation of Proxies

A registered shareholder is a shareholder whose name appears on his, her or its share certificate (“Registered Shareholder”) or on the share register maintained by the Company or the Company’s transfer agent. A form of proxy is included in the package sent to the Registered Shareholders.

A non-registered shareholder is a shareholder whose shares are held by his, her or its bank, trust company, securities, broker or other intermediary on his, her or its behalf (“Non-Registered Shareholder”) and, if so, the shares are likely not to be registered in the name of the shareholder in the Company’s share register. Non-Registered Shareholders will likely not receive a form of proxy. Intermediaries are generally prohibited from voting, as shares should only be voted upon instructions of the beneficial holder. Non-Registered Shareholders may vote their voting shares in person at the Meeting or through their nominee by following the instructions provided to them by their nominee.

A Registered Shareholder may appoint as proxyholder a person other than the persons named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

You may instruct your proxyholder how you want to vote on the matters listed in the Notice of Meeting by checking the appropriate boxes on the form of proxy. If you have specified on the form of proxy how you want to vote on a particular issue (by checking FOR, AGAINST or ABSTAIN, as applicable), then your proxyholder must cast your votes as instructed. By checking ABSTAIN on the form of proxy, where applicable, you will be abstaining from voting.

A shareholder, or his or her attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including by depositing an instrument of revocation in writing at the principal place of business of the Company, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Purposes of the Annual Meeting

At the Meeting, the Company’s shareholders will receive the consolidated financial statements of the Company for fiscal year 2024, together with the auditors’ report thereon and will consider and act upon the following matters:

1.	electing a board of eight directors to serve until the next annual meeting of shareholders;

2.	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

3.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or abstain from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted “FOR” the election of each of the nominees for directors set forth in this Circular under the heading “Election of Directors”, and “FOR” the appointment of KPMG LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of the Company’s Auditors”. Each such matter will be determined by a majority of votes validly cast at the Meeting or by proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date of this Circular, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their judgment.

Additional Information

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, by (i) regular mail at Computershare Investor Services, P.O. Box 43006, Providence, RI, 02940-3006, United States, or (ii) overnight mail at Computershare Investor Services, 150 Royall St, Suite 101, Canton, MA, 02021, United States, not less than 48 hours prior to the Meeting.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As of July 26, 2024, the Company had 11,527,999 Class A voting shares issued and outstanding, 7,717,970 Class B multiple voting shares issued and outstanding, and no preferred shares issued and outstanding. As it concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting; and

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name at the close of business on July 26, 2024, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of the Annual Meeting of Shareholders enclosed with this Circular (the “Record Date”).

The Company will prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

A quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present at the Meeting. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Trust Company N.A., shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results from the Meeting.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of each of the directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Major Holders of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of June 30, 2024, information regarding the beneficial ownership, or the controlling or the directing, directly or indirectly, of the voting securities of the Company by each person or entity that beneficially owns, or controls or directs, directly or indirectly, an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has, to the Company’s knowledge, sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 11,492,999 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 30, 2024, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any of the Class A voting shares and/or Class B multiple voting shares, as the case may be, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Circular of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 30, 2024 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Class A Voting Shares Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	71.04%
Meritus Trust Company Limited(3)	13,646,692	71.04%
Montel S.à.r.l(4)	8,846,692	58.16%
Mangrove Holding S.A.(5)	4,800,000	30.98%
Jason Edward Maynard(6)	2,749,536	23.92%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
(2)

Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montel S.à.r.l (“Montel”) and Mangrove Holding S.A. (“Mangrove”) collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Montrovest B.V. (“Montrovest”) merged with its parent company, Montel, on August 3, 2018 (the “Montrovest Merger”), and as such, all of the shares held by Montrovest at the time of the Montrovest Merger are now held by Montel. Confido Limited has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido Limited may be deemed to have beneficial ownership of the Class A voting shares held by Montel or Mangrove.

(3)

Trustee of The Grande Rousse Trust. Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montel and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust.

(4)

Comprised of 8,846,692 Class A voting shares, of which 3,717,970 Class A voting shares, to which Montel would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.

(5)

Includes 4,800,000 Class A voting shares, of which 4,000,000 Class A voting shares to which Mangrove would be entitled upon conversion of the Class B multiple voting shares held by Mangrove. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The Grande Rousse Trust is the sole shareholder of Mangrove.

(6)	Based on information received from Jason E. Maynard as at June 30, 2024.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successor is otherwise elected or appointed. The Company’s Board of Directors currently consists of eight persons. Management is proposing a total of eight nominees for election, which consist of eight of the current members of the Board of Directors, to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are otherwise elected or appointed.

The election of directors at the meeting will be governed by the new majority voting requirements under the Canada Business Corporations Act under which in an uncontested election of directors, such as the one to take place at the meeting, a nominee must receive 50% or more of the total votes cast “for” or “against” them in favour of their election in order to be elected. If a nominee does not receive such a majority, they will not be elected, except that an incumbent director may remain in office until the earlier of the 90th day after the election or when a successor is appointed or elected. An “uncontested elections of directors” is where the number of director nominees is the same as the number to be elected and no proxy material is circulated in support of one or more nominees other than those supported by the Board.

The persons whose names are printed on the form of proxy intend to vote “FOR” the election of each of the eight nominees whose names are set forth in the following table. While the Company has no reason to believe that any of the management nominees for election as a director will be unable or unwilling to serve if elected, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting on the election of directors. The Company’s Board of Directors recommends a vote “FOR” each of the management nominees for election as directors for the term specified above.

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Information Regarding the Directors

The following sets forth information regarding each of the eight nominees for election as directors, as of June 30, 2024:

					As of June 30, 2024 Control or Direction of the Company is Exercised by Means of (1)
Name	Age	City/State/Country of Residence	Position or office with Company	Director Since	Aggregate of Class A Voting Shares(2)	Options/DSUs/RSUs to Purchase Shares		Percentage of Class A Voting Shares Beneficially Owned
Niccolò Rossi di Montelera(3)	51	Florence, Italy	Executive Chairman of the Board and Director	Sept. 2010	—	110,588	(6)	*
Jean-Christophe Bédos(3)	60	Montreal, Quebec, Canada	President and Chief Executive Officer and Director	April 2012	92,633	—		*
Davide Barberis Canonico(3)(4)(5)	58	Netherne, Coulsdon, U.K.	Director	Sept. 2013	—	110,588	(6)	*
M. Eugenia Girón(3)(4)	60	Madrid, Spain	Director	Sept. 2023	—	—		—
Emilio B. Imbriglio(4)	64	Montreal, Quebec, Canada	Director	Sept. 2022	—	—		—
Louis-Philippe Maurice(5)	42	Montreal, Quebec, Canada	Director	Sept. 2023	—	—		—
Deborah Shannon Trudeau(5)	68	Montreal, Quebec, Canada	Director	Sept. 2022	—	—		—
Joseph F.X. Zahra(5)	68	Balzan, Malta	Director	Nov. 2016	—	110,588	(6)	*

*	Less than 1%
(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.
(2)	All shares listed in this column are Class A voting shares.
(3)	Member of the executive committee.
(4)	Member of the audit and corporate governance committee.
(5)	Member of the compensation and nominating committee.
(6)

Includes deferred stock units to acquire an equivalent amount of Class A voting shares upon exercise following the departure of the director at a price of $0 per share. The deferred stock units are redeemable during the period commencing on the day immediately following the departure of the director and ending on December 31 of the following year.

Director Nominees

Niccolò Rossi di Montelera, age 51, was elected to the Company’s Board of Directors on September 23, 2010 and has served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.

Jean-Christophe Bédos, age 60, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988. He also serves as a director and Vice-Chairman of the Board of The Montreal General Hospital Foundation.

Davide Barberis Canonico, age 58, was elected to the Company’s Board of Directors on September 12, 2013. He was a member of the board of directors of Mayors from November 2005 until October 2017. From January 1, 2016 until April 2018, Mr. Barberis Canonico was the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was its Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was the President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest until April 2018. He also serves as a director of a number of other corporate boards.

M. Eugenia Girón, age 60, was elected to the Company’s Board of Directors on September 14, 2023. She is a corporate director. She serves as director of several private and publicly-listed companies operating in the following industries: asset management, automotive, confectionery and footwear. Since 2018, she has been European Innovation Council Expert and Jury Member of the Executive Agency for Small and Medium-size Enterprises of the European Commission. She was the Founder and Executive Director of IE Premium & Prestige Business Observatory (IE Business School), a centre that conducts applied research on luxury and premium consumption, from 2010 to 2019, and an advisor and partner of Silvercloud, an investment vehicle of Marwyn Management Partners investing in companies in the premium and luxury industry from 2010 to 2013. From 1997 to 2006, Ms. Girón was the Chief Executive Officer of Carrera Y Carrera, a Spanish high-end jewellery brand and from 1992 to 1997, she held several senior management positions with Loewe, a luxury goods company. She is also a director of a number of non-profit organizations including, IC-A, Instituto de Consejeros y Administradores (the Spanish association of independent directors dedicated to the creation and dissemination of good corporate governance practices), Royal Tapestry Manufacturing and IE University.

Emilio B. Imbriglio, age 64, was elected to the Company’s Board of Directors on September 22, 2022. Mr. Imbriglio is a corporate director. Mr. Imbriglio has been a Chartered Professional Accountant since 1982. From 2002 to 2013, Mr. Imbriglio lead Raymond Chabot Grant Thornton LLP’s (“RCGT”) corporate finance unit which included M&A, financing, business valuation and public-private partnerships. He was also the Chair of the Board of RCGT from 2011 to 2013. In 2013, Mr. Imbriglio was named President and Chief Executive Officer of RCGT and served in that capacity until he retired in 2021. Mr. Imbriglio also has been and currently is a director of a number of other private companies, non-profit organizations as well as public company corporate boards.

Louis-Philippe Maurice, age 42, was elected to the Company’s Board of Directors on September 14, 2023. Since 2011, he has been the CEO & Co-founder and a member of the board of directors of Busbud Inc., a global mobility and travel group offering a leading platform for booking bus, train and ridesharing tickets in over 80 countries worldwide, since 2011. He is an entrepreneur with over 20 years of experience leading technology start-ups and developing innovative e- commerce & consumer web products on a global scale. From 2007 to 2009, he worked in Silicon Valley at Yahoo and LinkedIn in product management, marketing and business development. From 2017 until 2023, Mr. Maurice was a member of the board directors of Raymond Chabot Grant Thornton LLP, a leading professional services firm in Canada in the areas of assurance, tax, advisory services and business recovery and reorganization.

Deborah Shannon Trudeau, age 68, was elected to the Company’s Board of Directors on September 22, 2022. Ms. Trudeau is a corporate director. Since 1987, she has been a member of the Advisory Board of Trudeau Corporation, a Canadian family-owned company founded in 1889 that distributes high-end European crystal and glassware products and is a global leader in the design, creation, marketing and distribution of its own Trudeau-branded lifestyle kitchenware and tableware products. From 1987 until 2018, Ms. Trudeau was Senior Vice-President, International Business and Licensing of Trudeau Corporation overseeing its growth and market expansion. In addition, from 2017 to 2023, Ms. Trudeau was Vice-Chair of the Board of Royal Canadian Mint, a for-profit crown corporation and a producer of circulation coins for Canada and other countries and of numismatic coins and gold and silver bullion. She has been and currently is a director of a number of other private companies, non-profit organizations as well as public company corporate boards including Crescita Therapeutics Inc.

Joseph F.X. Zahra, age 68, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Vodafone Holdings Ltd. (formerly Multi Risk Ltd.) and chairman of the audit committee of CPHCL, Ltd. and member of the audit committee of United Finance plc. and of Vodafone Insurance Ltd. (formerly Multi Risk Indemnity Ltd.). He also serves as chairman of the investment committee of Pendergardens Developments plc and is a member of the investment committee of Chasophie Group Limited and of the underwriting committee of Vodafone Insurance Ltd. (formerly Multi Risk Indemnity Ltd.). Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as the vice coordinator of the Council for the Economy of the Holy See from 2014 to 2020.

Director Independence, Compensation, Meeting Participation and Other Information

Director Independence

Prior to the Meeting, our Board of Directors had determined that six of our current eight directors (Davide Barberis Canonico, M. Eugenia Girón, Emilio B. Imbriglio, Louis-Philippe Maurice, Deborah Shannon Trudeau and Joseph F.X. Zahra) qualified as independent directors within the meaning of Section 803A of the NYSE American LLC (“NYSE American”) Company Guide.

All of the directors on the Company’s compensation and nominating committee and audit and corporate governance committee are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE American. Accordingly, we are not required under the NYSE American rules to have a majority of independent directors, a nominating and corporate governance committee, and a compensation committee (each of which, under the NYSE American rules, would otherwise be required to be comprised entirely of independent directors). Since November 2005, our Board of Directors has been comprised of a majority of independent directors, except for (i) fiscal year 2013 following the appointment of Mr. Bédos, our President and Chief Executive Officer, as an additional director of the Company, during which period our Board of Directors was comprised of 50% independent directors, (ii) part of fiscal year 2015 following the 2014 annual shareholder meeting where four of the Company’s eight directors qualified as independent directors, (iii) part of fiscal year 2016 following the resignation of Mr. Guthrie J. Stewart in December 2015 until the appointment of Mr. Louis L. Roquet in May 2016, and (iv) part of fiscal year 2017 until the appointment of Mr. Joseph F.X. Zahra, during which period our Board of Directors was comprised of a majority of non-independent directors.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a compensation and nominating committee and an audit and corporate governance committee comprised solely of independent directors.

For transactions, relationships or arrangements that were considered by the Board of Directors in determining whether each director was independent, please see “Related Party Transactions” in this Circular below.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the proposed directors of the Company is, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Company) that:

•

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

•

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Company, none of the proposed directors of the Company have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Director Compensation

Until September 2022, each director who was not an employee of the Company was entitled to receive an annual fee of US$25,000 (approximately $33,700 in Canadian dollars) for serving on the Company’s Board of Directors and US$1,500 (approximately $2,000 in Canadian dollars) for each quarterly Board meeting attended in person or by video conference and US$750 (approximately $1,000 in Canadian dollars) for each additional Board meeting lasting over one (1) hour attended by phone or by video conference. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of US$10,000 and US$8,000 (approximately $13,500 and $10,800 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of US$5,000 and US$4,000 (approximately $6,700 and $5,400 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of US$4,000 (approximately $5,400 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee.

Since October 1, 2022, each director who is not an employee of the Company is entitled to receive an annual fee of US$45,000 (approximately $60,600 in Canadian dollars) for serving on the Company’s Board of Directors. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee receives an additional annual fee of US$15,000 and US$12,000 (approximately $20,200 and $16,200 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee receive an additional annual fee of US$8,000 and US$6,000 (approximately $10,800 and $8,100 in Canadian dollars), respectively, and the independent members of the executive committee receive an additional annual fee of US$4,000 (approximately $5,400 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee.

Since September 2018 and every September thereafter until September 2022, each director who was not an employee of the Company was entitled to receive deferred stock units equal to a value of US$25,000 (approximately $33,700 in Canadian dollars). In July 2022, the chairman of the Special Committee and each member of the Special Committee was paid US$5,000 (approximately $6,700 in Canadian dollars). All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

From and including October 2023 and every October thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of US$45,000 (approximately $60,600 in Canadian dollars).

On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 (approximately $310,000 in Canadian dollars) and €50,000 (approximately $78,000 in Canadian dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017.

Director Compensation Table

The following table sets forth information concerning all amounts of compensation provided to the directors of the Company who are not members of the management of the Company for the fiscal year ended March 30, 2024:

Name	Fees earned ($)		Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)(4)	Pension value ($)	All other compensation ($)	Total ($)
Niccolò Rossi di Montelera	365,415	(5)	—	—	61,083	—	—	426,498
Davide Barberis Canonico	84,666	(1)	—	—	61,083	—	—	156,003
Shirley A. Dawe(2)	34,594	(1)	—	—	61,083	—	—	60,747
M. Eugenia Girón(3)	42,008	(1)	—	—	61,083	—	—	103,091
Frank Di Tomaso(2)	36,414	(1)	—	—	61,083	—	—	62,568
Emilio B. Imbriglio	72,163	(1)	—	—	61,083	—	—	133,246
Louis-Philippe Maurice(3)	37,587	(1)	—	—	61,083	—	—	98,670
Deborah Shannon Trudeau	72,053	(1)	—	—	61,083	—	—	133,136
Joseph F.X. Zahra	75,822	(1)	—	—	61,083	—	—	136,905

◆	The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.
(1)	This amount has been translated from US to Canadian dollars using the exchange rate on or about the date of payment.
(2)	These figures represent compensation received for services rendered from March 26, 2023 until September 13, 2023.
(3)	These figures represent compensation received for services rendered from September 14, 2023 until March 30, 2024.
(4)	These amounts include the value of cash-settled deferred share units (“DSUs”) granted on October 1, 2023 and have been translated from US to Canadian dollars using an exchange rate of 1:1.3574.
(5)	This amount has been translated from Euros to Canadian dollars using an exchange rate of 1:1.46166.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides a summary of the value of option-based and share-based awards vested and of non-equity incentive plan compensation earned by directors of the Company who are not members of the management of the Company for the fiscal year ended March 30, 2024.

Name	Option-based awards – Value vested during the fiscal year ($)	Share-based awards – Value vested during the fiscal year ($)(1)		Non-equity incentive plan compensation – Value earned during the fiscal year ($)
Niccolò Rossi di Montelera	—	59,324	(2)	—
Davide Barberis Canonico	—	—		—
Shirley A. Dawe	—	26,153	(3)	—
M. Eugenia Girón	—	—		—
Frank Di Tomaso	—	26,153	(3)	—
Emilio B. Imbriglio	—	—		—
Louis-Philippe Maurice	—	—		—
Deborah Shannon Trudeau	—	—		—
Joseph F.X. Zahra	—	—		—

(1)

These amounts include the payout received from the Company for the exercise of share appreciation rights or cash-settled deferred share units and have been translated from US to Canadian dollars using an exchange on or about the date of payment.

(2)

This amount represents the total payout in Canadian dollars received from the Company for (i) the excess of the closing market price of US$8.05 per Class A voting share on the last trading day prior to the exercise date over the exercise price of US$0.84 per Class A voting share in regard to the exercise of 5,000 cash-based stock appreciation rights granted on April 18, 2013, and (ii) the excess of the closing market price of US$2.74 per Class A voting share on the last trading day prior to the exercise date over the exercise price of US$1.21 per Class A voting share in regard to the exercise of 5,000 cash-based stock appreciation rights granted on April 16, 2014.

(3)

This amount represents the total payout in Canadian dollars received from the Company for the excess of the closing market price of US$4.33 per Class A voting share on the last trading day prior to the retirement date over the exercise price of US$0 per Class A voting share in regard to the exercise of 4,448 cash-based deferred share units granted on September 22, 2022.

Meeting Participation and Board Communication

In relation to fiscal year 2024, the Company’s Board of Directors held a total of nine board meetings and fourteen committee meetings. With respect to such period, all of the directors attended 100% of the meetings of the Board of Directors, except for three directors who attended approximately 80% of the board meetings.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which they are a member. If necessary, directors can attend meetings via teleconference or video conference.

The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s President and Chief Executive Officer by mail addressed to such person at 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, by an email sent to such person at jcbedos@birksgroup.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The President and Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

Director Term Limits and Other Mechanisms of Board Renewal

The Company’s director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successor is otherwise elected or appointed. The Company has not adopted term limits for its directors on the Board of Directors or other mechanisms of board renewal, as the Board of Directors is of the view that it is in the Company’s best interests to retain experienced board members who are familiar with the Company’s business, have the requisite skills and experience and can provide continuity to its management.

The effectiveness and overall efficiency of the Board of Directors and all the Board of Directors committees are regularly evaluated through the compensation and nominating committee. In connection with such evaluations, the compensation and nominating committee assesses the contribution of individual directors on an ongoing basis and establishes, considering the opportunities and risks facing the Company, the competencies, skills and qualities required of directors.

Committees of the Board of Directors

The Company’s Board of Directors is supported by committees, which are working groups comprised of members of the Board of Directors that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Below is an overview of the current committees of the Board of Directors, as well as the reports of certain of those committees. The Board of Directors may from time to time also create special committees of the Board as needed. Until September 2019, the Board of Directors had a corporate governance and nominating committee. The corporate governance and nominating committee was eliminated in September 2019 and the corporate governance responsibilities of the committee were transferred to the audit committee and the nominating responsibilities were transferred to the compensation committee.

Audit and Corporate Governance Committee. The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit and corporate governance committee operates under a written charter adopted by the Board of Directors. The audit and corporate governance committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit and corporate governance committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. The audit and corporate governance committee is also responsible for overseeing the Company’s major risk exposures, cybersecurity and data privacy risks and protocols. In addition, the audit and corporate governance committee has oversight responsibility on all aspects of the Company’s corporate governance policies as well as the oversight and review of all related party transactions.

In relation to fiscal year 2024, the audit and corporate governance committee held four meetings. With respect to such period, all the members of the audit and corporate governance committee attended 100% of these meetings. During fiscal year 2024, the audit and corporate governance committee was comprised of Frank Di Tomaso (Chair and member until September 13, 2023), Emilio B. Imbriglio (Chair since September 14, 2023), Davide Barberis Canonico, M. Eugenia Girón (since September 14, 2023), and Joseph F.X. Zahra (until September 13, 2023), each of whom is financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. The Company has determined that both Frank Di Tomaso and Emilio B. Imbriglio are “audit committee financial experts”, as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires the Company to designate an “audit committee financial expert”. A copy of the audit and corporate governance committee charter is available on the Company’s website at www.birks.com or at www.maisonbirks.com.

Audit and Corporate Governance Committee Report. The audit and corporate governance committee has reviewed and discussed the Company’s audited consolidated financial statements for fiscal year 2024 with management and with the independent auditors, including matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”), including the Statement on Auditing Standards No. 61, as amended, as adopted by the PCAOB and the SEC.

The audit and corporate governance committee has reviewed the independent auditors’ fees for audit and non-audit services for fiscal year 2024. The aggregate fees for professional services rendered by KPMG LLP for the audit and interim review of the Company’s consolidated financial statements for fiscal year 2024 and auditor’s involvement in a registration statement was $760,350.

The audit and corporate governance committee has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm’s communications with the audit and corporate governance committee concerning independence and has discussed with the independent auditors their independence.

Based on its review of the audited consolidated financial statements and the various discussions noted above, the audit and corporate governance committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for fiscal year 2024, filed with the SEC on July 16, 2024 (the “Annual Report”).

The foregoing has been furnished by the audit and corporate governance committee, namely:

Emilio B. Imbriglio (Chair)

Davide Barberis Canonico

M. Eugenia Girón

Compensation and Nominating Committee. The Company has a standing compensation and nominating committee. The compensation and nominating committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation and nominating committee is to recommend to the Board of Directors (i) director compensation, and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of the Company. The compensation and nominating committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain executive officers are reviewed by the compensation and nominating committee. In relation to fiscal year 2024, the compensation and nominating committee held four meetings and all members of the compensation and nominating committee attended 100% of these meetings with respect to that period, except for one member who attended 80% of the meetings. During fiscal year 2024, the compensation and nominating committee was comprised of Shirley A. Dawe (Chair and member until September 13, 2023), Deborah Shannon Trudeau (Chair since September 14, 2023), Davide Barberis Canonico, Louis-Philippe Maurice (since September 14, 2024) and Joseph F.X. Zahra. Each member of the compensation and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company. Each member of the compensation and nominating committee has experience in implementing, managing or providing advice on compensation policies and practices. As a result, the members of the compensation and nominating committee have the relevant skills and experience necessary to enable the compensation and nominating committee to make decisions as to the suitability of the Company’s policies and practices. A copy of the compensation and nominating committee charter is available on the Company’s website at www.birks.com or at www.maisonbirks.com.

The compensation and nominating committee reviews whether both the compensation and benefits programs provided to the executive officers is generally competitive with similar organizations within the luxury jewellery and retail industry. In determining the compensation of certain of the Company’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. Regarding the Chief Executive Officer’s compensation, the compensation and nominating committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures are sales, gross profit, EBITDA, cash flow, and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The compensation and nominating committee believes that the annual cash bonus portion of the executive officers’ compensation, or the variable compensation component, should vary according to the executive officer’s level of responsibility, their capacity to add shareholder value and their individual performance and be based upon the Company’s overall financial performance. The compensation and nominating committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. The bonus targets for executive officers range from 40% to 85% of their respective annual base salary.

Prior to fiscal year 2023, the payout was based on the achievement of pre-set financial and leadership goals (quantitative and qualitative) once the pre-set minimum threshold related to annual planned adjusted earnings before interest and taxes (“Adjusted EBIT”) has been met. From fiscal year 2012 to fiscal year 2015, the Company did not make any bonus payments to executive officers under this variable compensation component as the Company did not meet the minimum required threshold. For fiscal year 2016, the Company met the minimum required threshold and bonus payments were made.

For fiscal years 2017 to 2020, the Company did not make any bonus payments to executive officers as the pre-set minimum threshold related to the annual planned Adjusted EBIT was not met. Nevertheless, (i) for fiscal year 2017, the Board of Directors approved a special bonus payment for a total aggregate amount of $268,500 to some executive officers in recognition of their contribution to key strategic initiatives, (ii) for fiscal year 2018, the Board of Directors approved a special bonus payment for a total aggregate amount of $727,524 payable over a two (2) year period to some executive officers in recognition of their contribution to a key strategic initiative, namely the completion of the Mayors Transaction, and as a retention tool. For fiscal year 2021, the Company did not make any bonus payments to executive officers as no pre-set minimum threshold was established due to the uncertainty caused by the COVID-19 pandemic. Nevertheless, the Board of Directors approved a special discretionary COVID-19 Recognition Bonus for a total aggregate amount of $594,150 to the Company’s employees, $204,350 of which was paid to named executive officers, in recognition of their efforts in managing the challenges and as consideration for their salary reductions as a result of COVID-19. For fiscal year 2022, due to the continued uncertainty caused by the COVID-19 pandemic, a certain amount was allocated in March 2021 for the payment of a discretionary bonus upon achieving planned EBITDA for fiscal year 2022. The Board of Directors approved a discretionary bonus for a total aggregate amount of $1.4 million to the Company’s employees (with the exception of some employees who already receive a variable compensation component based on sales targets), $874,130 of which was paid to named executive officers, in recognition of their efforts in overachieving planned EBITDA by 100%.

In June 2022, the Board of Directors approved an Annual Corporate Bonus Plan effective from fiscal year 2023 for all employees, including the Chief Executive Officer and the other executive officers, with the exception of some employees who benefit from a variable compensation component based on sales targets. The Annual Corporate Bonus Plan is based on the following criteria: (i) the total bonus pool for any fiscal year is not more that 10% of pre-bonus EBITDA, (ii) before a bonus can be earned and paid, the Company must achieve net earnings for the bonus year equal to at least 10% of the pre-bonus EBITDA, (iii) the bonus payout for each eligible employee is based on the attainment of two key performance measures, namely, EBITDA and individual performance in attaining annual goals and objectives, and (iv) the target bonus payout for each eligible employee is expressed as a percentage of annual base salary. For fiscal years 2023 and 2024, the Company did not make any bonus payments to executive officers under the Annual Corporate Bonus Plan as the Company did not meet the minimum required threshold.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity-based incentive awards.

The compensation and nominating committee has the authority to obtain the advice and seek assistance from internal and external legal, accounting, compensation and other advisors.

The compensation and nominating committee is also responsible for nominating potential nominees to the Board of Directors. The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the compensation and nominating committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the compensation and nominating committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the compensation and nominating committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction. A detailed discussion of each of these attributes can be found in the compensation and nominating committee charter, which is available on the Company’s website at www.birks.com or at www.maisonbirks.com.

The compensation and nominating committee shall identify director nominee candidates from any appropriate source including shareholder recommendations. To submit a nominee to be considered by the committee and possibly placed on the proxy statement, a shareholder must submit the nominee’s resume and other contact information to the committee at the Company’s principal executive office, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, during the 60-day period that begins on the 150th day before the anniversary of the previous annual meeting of shareholders of the Company.

The compensation and nominating committee has the responsibility to ensure that an appropriate system is in place to regularly evaluate the effectiveness and overall efficiency of the Board of Directors and the Board of Directors committees. In connection with such evaluations, the compensation and nominating committee shall assess the contribution of individual directors on an ongoing basis and establish, considering the opportunities and risks facing the Company, the competencies, skills and qualities required of directors. The compensation and nominating committee undertook an evaluation of the Board of Directors and all the Board of Directors committees in the Fall of 2020 and the Board of Directors has implemented measures that it planned to implement and is continuing to implement other measures to attain its objectives in accordance with the timeline that was determined as a result of the Board self-assessment. Executive Committee. The Company has a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate the Company’s efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist with the Company’s operations, including but not limited to, monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2024, the executive committee consisted of Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, M. Eugenia Girón (since September 14, 2023) and Joseph F.X. Zahra (until September 13, 2023). In relation to fiscal year 2024, the executive committee held five meetings. All of the members of the executive committee attended 100% of these meetings for such period, except for one member who attended approximately 67% of the meetings. Messrs. Barberis Canonico and Zahra, and Ms. Girón are independent, non-employee directors of the Company.

Compensation and Nominating Committee Interlocks and Insider Participation

During fiscal year 2024, Shirley A. Dawe (Chair until September 13, 2023), Deborah Shannon Trudeau (Chair since September 14, 2023), Davide Barberis Canonico, Louis-Philippe Maurice (since September 14, 2023), and Joseph F.X. Zahra served as members of the Company’s compensation and nominating committee. None of the members of the compensation and nominating committee served as an officer or employee of the Company during fiscal year 2024 and there were no material transactions between the Company and any of the members of the compensation and nominating committee during fiscal year 2024.

During fiscal year 2024, none of the Company’s executive officers served as a member of the Board of Directors of any other entity that has one or more of its executive officers serving as a member of the Company’s compensation and nominating committee. During fiscal year 2024, none of the Company’s executive officers served as a member of the compensation and nominating committee, or any committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors.

Code of Ethics and Code of Conduct

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer and Controller (which can be found at www.birks.com or at www.maisonbirks.com) and a similar code that applies to Company’s financial directors. These codes of ethics are designed to deter wrongdoing and to promote honest and ethical conduct, full and accurate disclosure in periodic reports, and compliance with laws and regulations by the Company’s senior officers and financial directors that have financial responsibilities. These codes of ethics are in addition to the Company’s Code of Conduct described below.

The Company’s Board of Directors has also adopted a Code of Conduct that applies to all employees of the Company as well as Board members and contains guidelines for conducting the Company’s business with the highest ethical standards and in compliance with all applicable legal and regulatory requirements. The Code of Conduct addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality of corporate information, protection and use of corporate assets and opportunities, insider trading, compliance with laws and reporting of unethical or illegal behaviour. The Code of Conduct also contains whistleblowing procedures for reporting improper or questionable behaviour by the Company or employees thereof. Also included in the Company’s Code of Conduct is its policy against workplace violence, discrimination, harassment and bullying. It is the policy of the Company to maintain a workplace that is free from the intimidation, coercion, discrimination, violence, harassment, including psychological and sexual harassment, and bullying of any employee. Any conduct that an employee considers harassment should be immediately reported and the complaint will be investigated. Employees can report such conduct through the Company’s alertline. Current employees are reminded of their obligation to adhere, and new employees must read and acknowledge adherence, to the policy on a regular basis and any material modifications to the policy from time to time are explained. The compensation and nominating committee oversees compliance with the harassment policy.

The Code of Conduct is available upon written request to Birks Group Inc., Attention: Corporate Secretary, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5.

Board Diversity, Equity and Inclusion

The Board of Directors recognizes the benefits that diversity, equity and inclusion brings to a board of directors. The Board of Directors believes that a board comprised of women and men representing diverse points of view, having regard to ethnicity, gender, age, national origin, Aboriginal status, disability, sexual orientation, cultural background, business experience, professional expertise, personal skills and geographic background, can add greater value than a board comprised of directors with similar perspectives and insights. In particular, the Board of Directors regards the involvement of women, Indigenous peoples (including First Nations, Inuit, and Métis), persons with disabilities and members of visible minorities (collectively, “Designated Groups”) and their experience and input as constructive to successful decision-making and stewardship.

In September 2020, the Company adopted a written policy with respect to diversity, equity and inclusion and the representation of Designated Groups on the Board of Directors, which was subsequently amended in June 2023. The Board of Directors continues to assess its objectives, targets and capabilities in order to identify and attract qualified candidates from Designated Groups to serve on the Board of Directors.

M. Eugenia Girón and Deborah Shannon Trudeau are the only self-identified women Designated Group members currently sitting on the Board of Directors (they represent approximately 25% of the Company’s directors). Consideration of the number of individuals from Designated Groups who are directors has been and will continue to be an important component of the selection process for new members of the Board of Directors.

The compensation and nominating committee has had, within the purview of its mandate, the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of candidates from Designated Groups a search criterion. Diversity on the Board of Directors will be achieved by continuously monitoring the level of Designated Group representation on the Board of Directors and, where appropriate, recruiting qualified candidates from Designated Groups to fill positions on the Board of Directors, as the need arises, through vacancies, growth or otherwise.

As at the date of this Circular, the Board of Directors has not adopted a target regarding the number or percentage of individuals from Designated Groups on the Board of Directors. The Board of Directors has determined that a target would not be the most effective way of ensuring greater diversity. The Board of Directors will however consider the appropriateness of adopting such a target in the future.

In appointing individuals to executive officer positions, the Company will weigh a number of factors, including skills, experience and personal attributes required for the position along with the level of Designated Group representation within its senior management team. As at the date of this Circular, there are three Designated Group individuals occupying an executive officer position with the Company (75%).

As at the date of this Circular, the Company has not adopted a target or percentage for Designated Groups in executive officer positions. The Board of Directors believes the most effective way to achieve greater diversity in its senior management team is to identify high-potential candidates from Designated Groups within the organization and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to eventually occupy executive officer positions. This includes acting to build a culture of inclusion throughout the organization. The Board of Directors will, however, continue to evaluate the appropriateness of adopting targets in the future.

Diversity, Equity and Inclusion Throughout the Company

We strive to embed diversity, equity and inclusion (“DE&I”) in our corporate culture and provide our employees across Canada with equal opportunities and a sense of belonging, regardless of their background, experience or beliefs. This creates a better work environment and fosters individual and team growth, allowing us to better serve our customers and attract the best diverse talent.

We promote equal opportunity in recruitment, hiring, promotion, compensation, employee development such as training, and all other terms and conditions of employment. As such, all decisions regarding these matters are made without bias relating to race, national or ethnic origin, colour, religion, age, gender, sex, sexual orientation, matrimonial status, civil status, physical or mental ability, or thoughts and beliefs, in each case in accordance with the laws of the jurisdictions in which we operate and as set out in our Code of Conduct.

Some of the Company’s tangible initiatives to promote DE&I and foster a more inclusive culture where everyone feels they belong include:

•

The establishment of a Diversity & Inclusion Task Force (the “Task Force”) in July 2020, which has expanded to 9 members spanning multiple functions, regions and levels within the Company and led by a senior executive, namely Miranda Melfi. The Task Force has developed recommendations to create opportunities that promote cultural awareness and open dialogue and facilitate inclusion at all levels of the Company, which are being implemented by the relevant departments of the Company. Such recommendations were developed based on an analysis of the valuable feedback received from survey results and team lead interviews conducted with employees, department heads and team leads throughout the Company. The Task Force has been renamed the Diversity, Equity and Inclusion Committee (the “DE&I Committee”).

•

A mandatory two-session training course on diversity, inclusion and unconscious bias was delivered by an external consultant with subject matter expertise in DE&I, to all of the Company’s employees as well as the Board of Directors. The course, which emphasizes both the Company’s and employee’s responsibility to build an inclusive culture, has become a part of the Company’s training program, and all new employees must complete the course as part of their onboarding.

•	A mandatory training course on anti-racism was also delivered by an external consultant with subject matter expertise in DE&I, to all of the Company’s employees.

•

An annual calendar highlighting various societal, cultural and religious days of importance was developed in order to create awareness and to publicly recognize the diversity of the Company’s workforce and to foster a more inclusive environment.

•

Flexible work arrangements are offered to office employees, allowing office employees (i) a flexible work schedule, (ii) the opportunity to telework within a hybrid work model, and (iii) a summer schedule allowing employees to take a few Friday afternoons off during the summer.

Environmental, Social and Governance Highlights

The Company is committed to enhancing its Environmental, Social and Governance (“ESG”) practices and disclosure. We organize our ESG efforts around three pillars: (1) Environmental, (2) Social, and (3) Governance. These pillars are reflective of the integrity of the Birks brand and are embedded in our operations and culture. They specifically focus on our employees, communities, operations and products, and priorities are distributed across our value chain from raw material sourcing and third-party manufacturing, our stores, head office, distribution center and our watch and jewellery ateliers, through to our products’ use and end of life impacts. We believe this approach creates value for all of our stakeholders, including our customers, employees, suppliers and partners, and the communities we serve, in turn creating long-term value for our shareholders.

Some of the highlights of our key initiatives and achievements are described below.

Environmental

Our commitment to sustainable business operations spans from the products we offer to our customers, to our store construction, maintenance and operations, to our supply chain and packaging initiatives, and to an ethical sourcing program. In addition, our Birks branded jewellery collections are inspired by the Canadian nature which we believe contributes to keeping the environment in the front and center.

Recycling and Waste Management

•	Since 2014, we have been reporting verified conflict-free gold to the U.S. Securities and Exchange Commission.

•	We have recovered over 1,575 troy ounces of gold and platinum in fiscal year 2024 through our Maison Birks Gold Exchange Program.

•	We have recovered approximately 11% of our diamonds in fiscal year 2024 through our diamond upgrade program that were sold or made available for sale.

•

Following the recommendations of our former paperless committee, we have implemented initiatives which led to the reduction of our consumption of paper and ink by (i) reducing the number of documents being printed, (ii) reducing the number of printers, (iii) providing two computer screens to employees which allow them to view documents on two screens thereby reducing the need to print, and (iv) offering and encouraging our customers the option of receiving electronic statements.

Sourcing and Quality Assurance

•	We uphold high standards in quality and maintain a global sourcing program to obtain high-quality products from our suppliers around the world.

•

To ensure that suppliers adhere to our standards of social and environmental responsibility, we also have a global responsible sourcing program and support the Kimberley Process which is an international certification initiative that regulates trade in rough diamonds and is intended to ensure that diamonds are not illegally traded to fund conflict thereby protecting human rights and the environment. As part of this initiative, we require our diamond suppliers to acknowledge compliance with the Kimberley Process and invoices received for diamonds purchased by us must include certification from the vendor that the diamonds and diamond containing jewellery are conflict free.

•

In addition, we maintain high standards of diamond traceability and in keeping with our commitment to responsible sourcing, we provide a Birks Canadian Diamond Certificate for every newly sourced, individually registered Canadian diamond (of 0.18 carats and larger) that are set in our diamond engagement rings. The Certificate provides an individual Birks Canadian Diamond Identification Number which allows for detailed traceability of the diamond from the mine to the Birks engagement ring.

Sustainable Packaging

•

We are currently working with suppliers to find ways to make our Birks bags more recyclable. We have set goals to lessen the environmental impact of our Birks bags by prioritizing recycling and reuse, and selecting more sustainable materials.

Bee Protection

•

One of the Company’s objectives is to spread awareness to ensure the longevity of bees. The world population of bees is decreasing at an alarming rate due to climate change, pesticides, insecticides, loss of habitat and new diseases. Bees play a pivotal role in maintaining and protecting natural ecosystems and biodiversity contributing to the overall wellbeing of our environment. To that end, the Company has partnered with The Nature Conservancy of Canada, Alvéole Urban Beekeeping and University of Guelph, to ensure the longevity of Canada’s world-renowned natural environment. The Company is proud to home beehives in Montreal managed by Alvéole.

Social

The Company is committed to corporate social responsibility. Our core values are at the root of all of our human capital management programs, policies and practices. We believe our focus on improving career paths for our employees through training, competitive wages, new ways of working, and opportunities for advancement empower our employees to provide an outstanding performance and customer experience and position our employees to embody our core values.

Employee Engagement

•

As discussed in this Circular under “Diversity, Equity and Inclusion Throughout the Company” above, we created a DE&I Committee. We strive to create an inclusive and respectful environment that encourages our employees to bring their whole selves to work every day. We have a zero-tolerance policy for discrimination or harassment.

•

We strive to maintain an open and ongoing dialogue with our employees, which helps us to make Birks Group a better, more fulfilling place to work. Throughout the year, we engage our employees through a variety of remote and on-site events, including training and health and wellness activities. We also actively seek employee feedback through formal and informal touchpoints. We use the feedback from these touchpoints to help improve the overall employee experience.

Employee Development

•

We invest in the development of our employees to enable them to thrive in our highly competitive industry. As such, we offer all of our employees the opportunity to benefit from development opportunities. We invest in ongoing growth and development by integrating our culture and values into our management practices, providing leadership coaching and support, and empowering our employees to learn new skills through diverse learning opportunities and challenging work experiences.

•

The Company continually refreshes its product knowledge training to retain our competitive edge in the jewellery industry. Our retail employees are highly skilled professionals as a result of our continuous training and development of their skillsets.

•

We equip our leaders with the tools they need to develop themselves and their teams through several programs designed to help them lead inclusively, empower their teams, and serve as mentors for our employees. Employees in management positions participate in courses or programs designed to build critical skills, grow as effective leaders and strengthen our culture, such as training on leadership skills, inclusiveness, employee engagement, and unconscious bias.

Commitment to Equitable and Competitive Compensation and Benefits

•	We are committed to equal opportunity and treatment for all employees which includes equal career advancement opportunities and equitable and competitive compensation and benefits.

•

Consistent with our core values, we invest in our employees by offering competitive compensation including bonuses based on Company performance and individual performance, as well as a broad range of benefits.

•	We make compensation and benefits investments to ensure our compensation and benefits packages reflect the evolving circumstances across our markets.

Subject to certain eligibility requirements, our employees can take advantage of a range of benefits including a group insurance plan (health, dental and life insurance and short-term and long-term disability insurance), virtual care, a generous merchandise discount, vacation days and personal days as well as a flexible work schedule and hybrid work model for head office employees.

Health and Safety as a Priority

•

Birks Group is committed to the health and safety of its employees, every day and especially in times of crisis. We provide safe and clean facilities, comply with all applicable workplace safety laws and have safety policies and procedures to articulate our expectations with respect to managing the health and safety aspects of our retail stores, head office, distribution center and our watch and jewellery ateliers. We are dedicated to the overall wellbeing of our employees and hence we offer a comprehensive health and safety program, including an employee assistance program which offers confidential counseling and support services, and virtual care which provides remote access to healthcare professionals. These programs ensure our employees have the resources they need to support their physical and mental health and overall wellbeing.

Digital Transformation and New Ways of Working

•

To deliver a seamless customer and employee experience, we regularly invest in digital tools to improve employee productivity, engagement, and performance. As more customers shop digitally, we have adapted by adding more roles in e-commerce fulfillment and our home office employees have accelerated tech-based solutions that enhance the customer and employee experiences. The Company provided greater flexibility and new options to customers with browsing, shopping, and pickup and in particular implemented a concierge service during the pandemic offering customers a safe option to buy online and pickup-at-store.

•

During the pandemic, digital learning became very important, and the Company accelerated the implementation of digital meeting platforms for collaboration. Our employees embraced technology to connect, learn, and collaborate as they attained results. The Company provided training sessions for retail employees on the technology and the ability of virtual selling.

•

We have established an artificial intelligence (“AI”) committee whose purpose is to explore and integrate AI technologies in order to enhance our business processes and drive efficiencies throughout the organization.

Strengthen our Communities

•

One of our core values is giving back and we support our communities in a number of ways. Since 2020, the Company has made and encouraged its employees to make donations to First Assist, an Indigenous-led charitable organization that provides education and sports integration programs to enhance the mental, emotional and physical well-being of youth in Indigenous Communities across Canada.

. In May 2024, we published our first report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada), which describes, among other things, the policies and steps implemented and taken by the Company with respect to forced labour and child labour. This report is available on our website at www.birks.com.

Governance

Birks Group has a strong commitment to ethics and integrity, which serve as the foundation of our business and the guiding principles behind the decisions we make every day. As part of the governance pillar, we strive to continue to make sound strategic decisions and maintain high ethical standards.

Supported by management, the Company’s Board of Directors is the ultimate steward of ESG matters. Management is responsible for the development and implementation of ESG strategies and continues to work toward enhancing disclosure in this regard. The leadership and execution of ESG priorities is shared across a number of departments.

Together, the Board of Directors and management have full oversight and accountability for the Company’s ESG activities and performance. We believe this allocation of responsibilities to be the most effective means at the moment to drive accountability for ESG matters, and we will regularly re-evaluate our approach to ensure its effectiveness.

As part of the Company’s enterprise risk management framework, the committees of the Board receive regular reports from management on the principal risks and opportunities of the Company’s business relating to the committees’ oversight responsibilities which are also discussed at the Board on a regular basis, including key areas which are material to the business from an ESG perspective.

Hence, ESG matters described herein are considered to mitigate risks and maximize our positive impacts. We continue to identify and monitor relevant risks and compliance expectations through ongoing assessments.

To date, the Company has implemented various programs, corporate policies and other initiatives to support the execution of its ESG priorities. These include but are not limited to the following:

•

Our Board of Directors consists of a majority of independent directors. All of our directors, other than Messrs. Rossi di Montelera and Bédos, have been affirmatively determined by the Board of Directors to be independent in accordance with the NYSE American Company Guide (even though due to the Company’s controlled company status it may be exempted from the independence requirement). With respect to board diversity, please see “Board Diversity” in this Circular above.

•	The Company’s Code of Conduct for directors, officers and employees.

•	An anonymous and confidential whistleblowing line hosted by a third-party.

•	A responsible sourcing program.

•	The Company’s anti-money laundering program.

•	Oversight of data privacy and security through the audit and corporate governance committee.

•	An assessment process for the Chief Executive Officer, the Board, the committees and the directors, individually.

•

Policy Regarding the Mandatory Recovery of Compensation (i.e. claw back policy) and incentive compensation claw back policy in our Omnibus Long-Term Incentive Plan (for grants made after September 2016).

Furthermore, the Board has incorporated consideration of DE&I matters into its governance practices as provided in the Company’s Board Diversity, Equity and Inclusion Policy. This is achieved through ensuring that diversity considerations are taken into account in Board of Directors vacancies. Additionally, the compensation and nominating committee considers the Board’s diversity in its regular assessment of the Board’s effectiveness and its periodic review of the composition of the Board. As part of the selection process for new directors, a skills matrix is used to assess the overall strengths of directors and to assist in the ongoing renewal process of the Board of Directors, which skills matrix includes various ESG-related skills.

Diversity considerations are also taken into account in senior management succession planning, committing to retention and development to ensure that the Company’s most talented employees are promoted from within the organization, and ensuring that diversity is taken into account when identifying and fostering the development of high-potential individuals within the Company.

We look forward to continuing to improve our ESG practices and to keeping our stakeholders informed of our progress.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

The Company’s by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA expressly provides for advance payment of an indemnified person’s costs, charges and expenses in respect of a proceeding provided that the individual is obligated to repay such advances if the individual has not fulfilled the conditions summarized above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current limit of insurance is US$5 million (approximately $6.7 million in Canadian dollars) for each loss and US$5 million (approximately $6.6 million in Canadian dollars) for each policy period. An annual premium of US$182,000 (approximately $245,000 in Canadian dollars) was paid by the Company for the limit of insurance in its last completed financial year with respect to the period from April 1, 2023 to April 1, 2024. Claims payable to the Company are subject to a retention, for the primary limit, of US$500,000 (approximately $674,000 in Canadian dollars) per occurrence applicable to indemnifiable loss only.

Executive Officers Compensation

During fiscal year 2024, the Company had four executive officers. The aggregate compensation paid by the Company to these four executive officers in fiscal year 2024 was approximately $1,770,000 (annual salary).

Set out below are the biographies of the Company’s current four executive officers:

Jean-Christophe Bédos, age 60, is the Company’s President and Chief Executive Officer. Prior thereto he was the Company’s Chief Operating Officer from January 2012 to March 2012. He has been a director of the Company since April 19, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988. He also serves as a director and Vice-Chairman of the Board of The Montreal General Hospital Foundation.

Maryame El Bouwab, age 46, is the Company’s Vice President, Merchandising, Planning and Supply Chain and has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018 and, the Company’s Director of Merchandise Planning from March 2013 to February 2017. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada where she held the position of Merchandise Planning Manager and with Lucky Brand Jeans as Merchandising and Planning & Allocation Manager.

Katia Fontana, age 54, is the Company’s Vice President and Chief Financial Officer and has been with the Company since January 13, 2020. Prior to joining the Company, she was Chief Financial Officer at Avenir Global, a holding company for communications and public relations firms. Prior thereto, she was with Groupe Dynamite Inc., an apparel retailer, from 2004 to 2018 in various positions, including Chief Financial Officer, Vice President, Finance and Administration and Director, Finance. From 1993 to 2004, she was at Deloitte in its audit and assurance practice.

Miranda Melfi, age 60, is the Company’s Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with the Company since April 2006. Prior to her current position, she was the Company’s Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with certain of its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Jean-Christophe Bédos

On January 4, 2012, Birks Group entered into an employment agreement with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was the Company’s Chief Operating Officer. Mr. Bédos may terminate the agreement by giving the Company at least ninety days written notice. The agreement provides that if Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the agreement, Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to twelve months of salary in lieu of further salary or severance payments, which may be increased by one additional month after five (5) years of service for each additional year of service thereafter, up to a maximum of eighteen (18) months after ten (10) years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) his bonus through the date of termination and up to twelve (12) months average annual cash bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Bédos is prohibited from competing with Birks Group during his employment and for a period of twelve-months thereafter.

Maryame El Bouwab

Birks Group entered into an employment agreement with Maryame El Bouwab, effective June 1, 2018 to then serve as the Company’s Vice President, Planning and Supply Chain (currently, Ms. El Bouwab is the Company’s Vice President, Merchandising, Planning and Supply Chain). Ms. El Bouwab may terminate the agreement by giving the Company at least ninety days written notice. The agreement provides that if Ms. Bouwab is terminated without “cause” or resigns for “good reason”, as these terms are defined in the agreement, Ms. Bouwab will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary in lieu of further salary or severance payments, which may be increased by one additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of 12 months after eight (8) years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) her bonus through the date of termination and up to six months average annual bonus (based on the average annual cash bonus paid to her over the previous three fiscal years). Ms. El Bouwab is prohibited from competing with Birks Group for a period of twelve months after the termination of the agreement.

Katia Fontana

Birks Group entered into an employment agreement with Katia Fontana, effective January 13, 2020 to then serve as the Company’s Vice President and Chief Financial Officer. Ms. Fontana may terminate the agreement by giving the Company at least sixty days written notice. The agreement provides that if Ms. Fontana is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, Ms. Fontana will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary continuation in lieu of further salary or severance payments, which may be increased by one additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of 12 months after eight (8) years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) her bonus through the date of termination and an average annual bonus payable over the period that the severance will be payable in (ii) (based on the average annual cash bonus paid to her over the previous three fiscal years). Ms. Fontana is prohibited from competing with the Company during her employment and for a period of twelve months thereafter.

Miranda Melfi

Birks Group entered into an employment agreement with Miranda Melfi, effective April 3, 2006 to then serve as the Company’s Group Vice President, Legal Affairs and Corporate Secretary (currently, Ms. Melfi is the Company’s Vice President, Human Resources, Chief Legal Officer and Corporate Secretary). Ms. Melfi may terminate the agreement by giving the Company at least thirty days written notice. The agreement allows Birks Group to terminate Ms. Melfi’s employment without cause. If Birks Group exercises its right to terminate Ms. Melfi’s employment without cause or if she resigns for good reason, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary and all other amounts to which she is entitled to under any compensation or benefit program for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with Birks Group for a period of time during which her salary is continued but for no more than six months from the termination date.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation and nominating committee has adopted a compensation philosophy for our executive compensation program that contains the following primary goals:

•	Attract, retain and develop the best talented team of executives necessary to drive the achievement of both the Company’s short-term and long-term goals that will contribute to its success;

•	Focus on pay-for-performance by linking a significant portion of executive compensation to the achievement of short-term and long-term business objectives; and

•	Align the interests of executives and shareholders by delivering a component of executive pay through long-term incentives.

Compensation Risk Management

The Company proactively manages the risks related to the compensation policies and practices. The purpose of such proactive management is to ensure that no compensation program or practice of the Company whether alone or in relation with other programs and practices, prompts the Company’s employees to adopt behavior that could have a material adverse effect on the Company’s results.

The performance objectives and criteria used for compensation purposes are generally linked to the Company’s business plan and objectives and are established and verified in order to ensure that the employees who could benefit from it do not take any risks that are inappropriate or excessive for the Company.

The compensation and nominating committee reviews, on an annual basis, the risks associated with the Company’s compensation policies and practices to confirm that such policies and practices do not encourage unnecessary and excessive risk-taking. The compensation and nominating committee reviews management’s assessment of eleven measures which it believes impose appropriate limits to avoid excessive or inappropriate risk-taking behaviour such as: no guaranteed minimum payout, reasonable maximum payout, strategic alignment, performance metrics, balance between short and long-term performance, controls and a claw back policy.

As a result of the compensation and nominating committee’s fiscal year 2024 review of the risks related to the Company’s compensation policies and practices, the compensation and nominating committee determined that any risks that may result from such policies and practices are not reasonably likely to have a material adverse effect on the Company.

Role of Compensation and Nominating Committee and Management in Executive Compensation Decisions

The compensation and nominating committee meets with the Chief Executive Officer at the beginning of the fiscal year to agree upon the Chief Executive Officer’s performance objectives and metrics for the fiscal year. At the end of the fiscal year, the committee leads the Board in an annual assessment of the Chief Executive Officer’s performance relative to the pre-determined performance objectives and metrics. This evaluation, as well as comparative review of relevant market compensation data, are used by the compensation and nominating committee in assessing the Chief Executive Officer’s total compensation review which takes place in September.

For the other executive officers, the compensation and nominating committee receives in June a summary review of the performance evaluation and succession and development plans prepared by the Chief Executive Officer. In September, the compensation and nominating committee reviews the total compensation of each executive officer and considers the compensation adjustment proposals provided by the Chief Executive Officer that are based on relevant comparable competitive benchmark data in addition to the contribution to the Company by each executive officer.

With respect to variable compensation programs, the compensation and nominating committee ensures that the variable compensation targets are aligned with the Company’s annual profit plan as well as its strategic plan.

Role of the Independent Compensation Consultant

The compensation and nominating committee engages independent compensation consultants as needed to provide the committee with support on determining elements of executive compensation.

Elements of Compensation

The overall intent of the Company is to provide executives with the opportunity to receive total compensation that is competitive with the market in which the Company must compete for talent and to tie a portion of compensation awarded to the achievement of corporate and individual objectives.

Our executive officer compensation consists of the following components:

Compensation Component	Objectives	Key Features

Base salary	Provide cash compensation that is not at risk so as to provide a stable source of income and financial security.	For undertaking their role and responsibility, designed to attract and retain key executives by being competitive; not the primary means of recognizing performance.

Performance-based annual cash incentive award	Motivate and reward its executive officers for the achievement of the Company’s annual financial objectives and the individual’s personal objectives.	Cash payouts are usually dependent on the degree of achievement of pre-set corporate financial objectives and key leadership objectives that are above a pre-set minimum required threshold of performance.

Mid and long-term equity incentives	To reward the achievement of the Company’s longer term financial goals through the alignment of management interests with those of shareholders; used from time to time, typically to recognize prior performance or to attract or retain key talent.

Grant size will vary in accordance with the level of responsibility, capacity to add shareholder value and individual performance and depends on stock price.

Previous grants are taken into account when considering new grants.

Stock options may be granted which typically have a ten-year life and vest over a 3-year period.

Restricted share units may be granted subject to restrictions or conditions which may be time-based or based on achievement of pre-established performance goals and objectives. These are typically mid-term equity with a 3-year life.

Benefits	Retain executives over the course of their careers.	A comprehensive program of benefits that includes medical, dental, disability and life insurance; contribution to retirement planning; car allowance; merchandise discount program.

Competitive Compensation Analysis

When appropriate, the compensation and nominating committee refers to compensation data from a range of public companies operating in the luxury jewellery and retail industry. Because there are few public Canadian and US companies of similar size in the luxury retail business, compensation consultants are retained when required to undertake a total market compensation analysis in order to assist the committee in determining whether the Company’s compensation packages for the Chief Executive Officer and executive officers are competitive with external compensation practices.

Executive Compensation – Related Fees

During fiscal year 2023, the Company retained the consulting services of PCI Perrault Conseil to assist the compensation and nominating committee in determining whether the compensation of the Company’s directors is competitive with external board members compensation practices for a total fee of $10,000.

During fiscal year 2024, the Company did not retain the services of any consulting firm relating to executive compensation.

Summary Compensation Table

The following table sets forth all compensation paid by the Company (and, where applicable, aggregated with any amounts paid by any of the Company’s subsidiaries) to its Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers (the “named executive officers”) for fiscal years 2024, 2023 and 2022.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(1) ($)	Share-Based Award ($)	Option-Based Awards ($)	Annual Incentive Plan(2) ($)	Long- Term Incentive Plans	All Other Compensation(3) ($)	Total Compensation ($)
Jean-Christophe Bédos President and Chief Executive Officer and a Director	2024	770,000	—	—	—	—	158,220	928,220
	2023	770,000	—	—	—	—	160,390	930,390
	2022	760,000	—	—	517,050	—	165,526	1,442,576
Katia Fontana Vice President and Chief Financial Officer	2024	365,000	—	—	—	—	58,698	423,698
	2023	350,246	—	—	—	—	60,647	410,893
	2022	305,000	—	—	97,950	—	59,134	462,084
Maryame El Bouwab Vice President, Merchandising, Planning and Supply Chain	2024	285,000	—	—	—	—	57,426	342,426
	2023	275,619	—	—	—	—	53,973	329,592
	2022	245,000	—	—	79,000	—	49,999	373,999
Miranda Melfi Vice President, Human Resources, Chief Legal Officer and Corporate Secretary	2024	350,000	—	—	—	—	62,792	412,792
	2023	338,744	—	—	—	—	65,161	403,905
	2022	304,000	—	—	97,330	—	61,406	462,736
Marco Pasteris Vice President, Finance	2024	267,000	—	—	—	—	48,484	315,484
	2023	263,154	—	—	—	—	50,646	313,800
	2022	258,500	—	—	82,800	—	48,540	389,840

◆	The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.

(1)	Represents the amounts earned during the relevant fiscal year.
(2)	Represents bonus amount earned and paid with respect to the relevant fiscal year or earned with respect to the relevant fiscal year and paid in the following fiscal year.
(3)

Includes amounts paid for a car allowance, parking fees and retirement benefit contributions as well as medical, dental and disability benefits earned and paid with respect to the relevant fiscal year or earned with respect to the relevant fiscal year and paid in the following fiscal year.

Option/RSU Grants and Exercise of Options/RSUs

The following tables set forth details regarding the exercise of option-based awards and share-based awards by named executive officers during fiscal year 2024.

Outstanding Option-Based Awards

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ Warrants at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options/ Warrants at FY-End ($) Exercisable/Unexercisable
Jean-Christophe Bédos	—	—	—	—
Katia Fontana	—	—	—	—
Maryame El Bouwab	—	—	—	—
Miranda Melfi	—	—	—	—
Marco Pasteris	—	—	—	—

Outstanding Share-Based Awards

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)(2)	Unexercised RSUs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised RSUs at FY-End ($) Exercisable/Unexercisable
Jean-Christophe Bédos	100,000	710,801	0/0	0/0
Katia Fontana	50,000	262,835	0/0	0/0
Maryame El Bouwab	50,000	204,728	0/0	0/0
Miranda Melfi	50,000	237,374	0/0	0/0
Marco Pasteris	25,000	178,717	0/0	0/0

(1)	These amounts have been translated from US to Canadian dollars using the exchange rate on the date of exercise.
(2)

The RSUs have been converted from cash-settled to share-settled awards on December 20, 2021. The aggregate value of the exercised RSUs is calculated by multiplying the closing price of the shares on the last trading day prior to the exercise date by the number of RSUs that have been exercised during fiscal year 2024. Actual gains, if any, on exercise, will depend on the value of the shares on the date of disposition. There is no guarantee that gains will be realized.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides a summary of the value of option-based and share-based awards vested and of non-equity incentive plan compensation earned by named executive officers for the fiscal year ended March 30, 2024.

Name	Option-based awards – Value vested during the fiscal year ($)	Share-based awards – Value vested during the fiscal year ($)(1)(2)	Non-equity incentive plan compensation – Value earned during the fiscal year ($)
Jean-Christophe Bédos	—	710,801	—
Katia Fontana	—	262,835	—
Maryame El Bouwab	—	204,728	—
Miranda Melfi	—	237,374	—
Marco Pasteris	—	178,717	—

(1)	These amounts have been translated from US to Canadian dollars using the exchange rate on the date of exercise.
(2)

The RSUs have been converted from cash-settled to share-settled awards on December 20, 2021. The aggregate value of the exercised RSUs is calculated by multiplying the closing price of the shares on the last trading day prior to the exercise date by the number of RSUs that have been exercised during fiscal year 2024. Actual gains, if any, on exercise, will depend on the value of the shares on the date of disposition. There is no guarantee that gains will be realized.

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Incentive Plans

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information regarding outstanding awards held by the named executive officers as of March 30, 2024.

	Option-Based Awards				Shared-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards That Have Not Paid Out or Distributed ($)
Jean-Christophe Bédos	—	—	—	—	—	—	—

Katia Fontana	—	—	—	—	—	—	—

Maryame El Bouwab	—	—	—	—	—	—	—

Miranda Melfi	—	—	—	—	—	—	—

Marco Pasteris	—	—	—	—	—	—	—

[The remainder of this page has been intentionally left blank.]

Company’s Long-Term Incentive Plan

In 2006, the Board of Directors adopted the Company’s Long-Term Incentive Plan (the “LTIP”) which was approved by the Company’s shareholders on September 8, 2006. Further to the LTIP, the Company’s directors and officers, as well as the Company’s employees and consultants (or the employees and consultants of any of the Company’s subsidiaries) may from time-to-time be granted various types of compensation awards. The LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the LTIP. A total of 900,000 of the Company’s Class A voting shares are reserved for issuance under the LTIP. In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the LTIP, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the LTIP would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. However, this limit does not restrict the Company’s ability to issue awards under the LTIP that are payable other than in shares, including cash-settlement stock appreciation rights. As of June 30, 2024, the awards outstanding under the LTIP were 15,000 cash-based stock appreciation rights granted to members of the Company’s Board of Directors and stock options to purchase 20,000 shares of the Company’s Class A voting shares which were granted to members of the Company’s senior management team. The Long-Term Incentive Plan expired on February 10, 2016 and no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards issued thereunder terminate or expire by their terms.

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares were reserved for issuance under the Omnibus LTIP. On January 11, 2022 and September 22, 2022, the Board of Directors and a majority of shareholders, respectively, approved the increase to the maximum number of Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. In no event could the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of June 30, 2024, the only awards outstanding under the Omnibus LTIP were 695,482 deferred stock units granted to members of the Company’s Board of Directors which were converted from cash-settled to share-settled awards on December 20, 2021, 96,688 cash-settled deferred stock units granted to members of the Company’s Board of Directors and 12,000 Class A voting shares underlying options granted to members of the Company’s senior management team.

Equity Incentive Plans

The following table provides information as of March 30, 2024 regarding Class A voting shares to be issued upon the exercise of options and rights under the LTIP, and the Omnibus LTIP and through other agreements:

	(A)	(B)		(C)
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights(1)		Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation plans approved by shareholders	772,482	$0.04	(3)	274,518	(2)
Other equity compensation agreements	—	—		—

Total	772,482	$0.04	(3)	274,518	(2)

(1)	These figures are in US dollars.
(2)

274,518 Class A voting shares are available for issuance under the Omnibus LTIP; however, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, in order not to exceed the 1,796,088 Class A voting shares threshold, only 98,606 Class A voting shares are available for issuance.

(3)	Included are the share-settled DSUs at an exercise price of $0.

Related Party Transactions

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee (and now is subject to the review and approval of the Company’s audit and corporate governance committee) and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) waive the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. The agreement has been renewed annually since November 2019 and was renewed in November 2023 for an additional one-year term on the same terms and conditions. In fiscal year 2024 and fiscal year 2023, the Company incurred expenses of €28,000 and €nil (approximately $41,000 and $nil in Canadian dollars) respectively under this agreement to Gestofi.

Cash Advance Agreement

The Company has a cash advance outstanding from one of its controlling shareholders, Montel (formerly Montrovest), of US$1.5 million (approximately $2.0 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s amended senior credit facility and amended senior term loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s amended senior credit facility permit such a payment. At March 30, 2024 and March 25, 2023, advances payable to Montel amounted to US$1.5 million (approximately $2.0 million and $2.1 million in Canadian dollars, respectively).

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements have been assumed by Montel.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of US$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to US$130,000 (approximately $170,000 in Canadian dollars). This agreement has been renewed annually and was renewed in March 2019 for an additional one-year term, except that the only services being reimbursed are for administrative support and analytical services costs and in March 2020, for an additional one-year, except expenses were as of then being charged in Euro (€). In March 2023 and 2024, the agreement was renewed for an additional one-year term upon the same terms and conditions. During fiscal year 2024 and fiscal year 2023, the Company incurred expenses of €17,000 and €24,000 (approximately $25,000 and $35,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering into a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one-year terms. This agreement has been renewed annually and in March 2023, the agreement was renewed for an additional one-year term. This agreement was not renewed in March 2024. During fiscal year 2024 and fiscal year 2023, the Company did not make any payments to Regaluxe Srl under this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda-Nunziante effective April 1, 2018. Under the agreement, Carlo Coda-Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses, of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. In fiscal year 2024 and 2023, the Company incurred charges of €149,000 and €149,000 (approximately $217,000 and $205,000 in Canadian dollars), including applicable taxes, respectively. This agreement was extended for a six (6) month period until September 30, 2024.

Retail Support and Administrative Service Fee

The Company provides RMBG Retail Vancouver ULC (“RMBG”), a joint venture with FWI LLC, that operates a retail location in Vancouver, British Columbia, with retail support and administrative services, and charges RMBG for these related services. During fiscal 2024, the Company charged $612,500 to RMBG and nil during fiscal 2023.

Shareholder Support Letter

On July 15, 2024, the Company obtained a support letter from one if its shareholders, Mangrove Holding S.A., providing financial support in an amount of up to $3.75 million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of $8.5 million at all times as required by its amended senior credit facility and amended senior term loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025.

Review, Approval or Ratification of Transactions with Related Parties

The Company has adopted a written Code for Ethics for Senior Financial Officers that requires the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller to disclose any actual, apparent or potential material conflict of interest to the Company’s audit and corporate governance committee, who will review the transaction or relationship impacted by any such conflict of interest. The Company’s written Code of Conduct provides that employees must disclose conflict of interest situations, including the entering into relationships on behalf of the Company with any person with whom the employee has an intimate relationship, to management and obtain written approval in advance. The Board of Directors may waive in writing the application of the Code of Conduct to directors and executive officers under exceptional circumstances, provided that a request by a director or executive officer is made in writing to the Board of Directors in advance of any activities requiring waiver. No waiver of the application of the Code of Conduct is required with respect to a single related party transaction that has a value of $25,000 or less, and which when combined with all other related party transactions under $25,000 do not exceed in the aggregate $100,000 during the Company’s fiscal year, but each such transaction must be reported to the audit and corporate governance committee of the Board of Directors in advance and the audit and corporate governance committee retains the authority to disapprove of any such related party transaction.

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PROPOSAL 2:

APPOINTMENT AND REMUNERATION OF

THE COMPANY’S AUDITORS

The firm of KPMG LLP (“KPMG”) has served as the Company’s independent auditors since January 25, 2000. KPMG has been recommended for re-appointment as the Company’s auditors by its audit and corporate governance committee and will be nominated for re-appointment as its auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. Representatives of KPMG will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Independent Auditors. During fiscal year 2024 and fiscal year 2023, the Company retained its independent auditors, KPMG, to provide services in the following categories and amounts:

Audit Fees. The aggregate fees for professional services rendered by KPMG LLP for the audit and interim review of the Company’s financial statements and auditor’s involvement in a registration statement was $760,350 in fiscal year 2024 and $696,006 in fiscal year 2023.

Audit Related Fees. During fiscal years 2024 and 2023, KPMG provided audit related services for a total amount of $nil and $nil, respectively.

Tax Fees. During fiscal years 2024 and 2023, KPMG provided tax advisory services for a total amount of $22,753 and $35,373, respectively.

All Other Fees. During fiscal years 2024 and 2023, KPMG provided other services for a total amount of $23,005 and $41,730, respectively, related to assurance reports.

Pre-Approval Policies and Procedures. The audit and corporate governance committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit and corporate governance committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit and corporate governance committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of KPMG LLP as its independent auditors.

Additional Information

If you have any questions that are not answered by this Circular, or would like additional information, you should contact your professional advisors. You can also contact Computershare Trust Company N.A., the Company’s transfer agent, (i) by regular mail at Computershare Investor Services, P.O. Box 43006, Providence, RI, 02940-3006, United States, or (ii) by overnight mail at Computershare Investor Services, 150 Royall St, Suite 101, Canton, MA, 02021, United States, or go to www.computershare.com/investor should you have any questions regarding voting of your shares.

The Company’s financial information is included in its consolidated financial statements for fiscal year 2024. Copies of these financial statements will be available at the Meeting. They can also be obtained upon request to the Secretary of the Company at its principal executive office (2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5, or by email at mmelfi@birksgroup.com), or on EDGAR at www.sec.gov.

Other Matters

Shareholder Proposals for the 2025 Annual Meeting

Shareholder proposals intended to be included in the Company’s 2025 Circular and presented at the Company’s 2025 Annual Meeting of Shareholders must be submitted to our principal executive office for inclusion in our proxy materials during the 60-day period that begins on the 150th day before the anniversary of the previous annual meeting of shareholders of the Company. The period for submitting a proposal to the Company in connection with the next annual meeting of shareholders is between April 22, 2024 and June 21, 2024.

Additional Information

The Company files or furnishes with or to the SEC annual reports on Form 20-F, reports on Form 6-K and annual proxy circular and amendments to such filings. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. These reports are also available free of charge from the Company’s website at www.birks.com or at www.maisonbirks.com as soon as reasonably practicable after the Company electronically files or furnishes such material with or to the SEC. The information on the Company’s website is not incorporated by reference into this Circular.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 31 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval by Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

/s/ Miranda Melfi
Miranda Melfi
Vice President, Human Resources,
Chief Legal Officer & Corporate Secretary

Montreal, Québec – August 23, 2024

Birks Group Inc.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals – The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.
1. Election of Directors:		+

	For	Against		For	Against		For	Against
01 - Niccolò Rossi di Montelera	☐	☐	02 - Jean-Christophe Bédos	☐	☐	03 - Davide Barberis Canonico	☐	☐

04 - M. Eugenia Girón	☐	☐	05 - Emilio B. Imbriglio	☐	☐	06 - Louis-Philippe Maurice	☐	☐

07 - Deborah Shannon Trudeau	☐	☐	08 - Joseph F.X. Zahra	☐	☐

	For	Against	Abstain
2. In respect of the appointment of KPMG LLP as auditors of the Company and authorizing the directors to fix their remuneration	☐	☐	☐

B	Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /

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8 1 A V

+

        041CYB

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy – BIRKS GROUP INC.	+

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS GROUP INC. (the “Company”) hereby appoints Jean-Christophe Bédos or, failing whom, Katia Fontana, or instead of the foregoing, __________________________________, as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 19, 2024, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. This proxy is solicited by and on behalf of the Management of the Company.

The said proxyholder is specifically directed to vote the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1)

This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2)

A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3)

The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted “FOR” the itemized matters.

Please complete and return in the envelope provided.

C	Non-Voting Items

Change of Address – Please print new address below.

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+